SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from to

 Commission file number 0-24277

Full title of the plan and the address of the plan:
Employee Stock Purchase Plan of Clarus Corporation
Global Employee Stock Purchase Plan of Clarus Corporation
One Landmark Square
Stamford, CT 06901

Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Clarus Corporation
One Landmark Square
Stamford, CT 06901

Report of Independent Registered Public Accounting Firm

The Board of Directors of Clarus Corporation:

We have audited the accompanying statements of financial condition of the Employee Stock Purchase Plan of Clarus Corporation (the “Plan”) as of December 31, 2006 and 2005 and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Employee Stock Purchase Plan of Clarus Corporation as of December 31, 2006 and 2005 and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Stamford, Connecticut

March 13, 2007

Employee Stock Purchase Plan of Clarus Corporation
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005

ASSETS	$--	$--

LIABILITIES AND PLAN EQUITY	$--	$--

See accompanying notes to financial statements.

Employee Stock Purchase Plan of Clarus Corporation
Statements of Operations and Changes in Plan Equity
Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Participants’ contributions, net	$--	$--	$--

Contributions used for stock purchase	--	--	--
Net change in plan equity	--	--	--

Plan equity, beginning of year	--	--	--

Plan equity, end of year	$--	$--	$--

 See accompanying notes to financial statements.

Employee Stock Purchase Plan of Clarus Corporation
Notes to Financial Statements
December 31, 2006, 2005, and 2004

1. Description of the Plan

The following description of the Employee Stock Purchase Plan of Clarus Corporation (the “Plan”) provides general information only. Participants should refer to the Plan documents for more complete information.

The purpose of the Plan is to encourage and assist employees of Clarus Corporation and its subsidiaries (the “Company”), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company’s common stock at a discount. Generally, eligible employees, as defined in the Plan documents, who elect to participate in the Plan are deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the price at the beginning of the six-month period or 85% of the price at the end of the six-month period. There were no participants in the Plan at December 31, 2006, 2005 and 2004, respectively.

The Plan allows a participant to withdraw all but not less than all payroll deductions credited to their account during a purchase period at any time prior to the applicable purchase date by giving written notice to the Company. The Plan was amended effective August 29, 2001 to require that a withdrawal must be made at least five business days prior to the purchase date. No other changes, including increasing or decreasing the amount of payroll deductions, may be made during the purchase period.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Plan. All employee payroll deductions withheld by the Company under the Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Company adopted the Plan in June 2000. A maximum of 750,000 shares of common stock may be purchased under the Plan. As of December 31, 2006 and 2005, no shares had been purchased under the plan.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. Administrative Expenses of the Plan

The Company pays all administrative expenses of the Plan. The Company pays any brokerage fees for the purchase of shares on behalf of the Plan participants, but the participants pay brokerage fees for the resale of shares by participants.

5. Federal Income Tax

The Plan is intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when a participant sells any shares of stock purchased through the Plan, that participant must recognize income taxes on any gain or loss.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Clarus Corporation:

We have audited the accompanying statements of Financial Condition of the Global Employee Stock Purchase Plan of Clarus Corporation (the “Global Plan”) as of December 31, 2006 and 2005 and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Global Employee Stock Purchase Plan of Clarus Corporation as of December 31, 2006 and 2005 and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Stamford, Connecticut

March 13, 2007

Global Employee Stock Purchase Plan of Clarus Corporation
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005

ASSETS	$--	$--

LIABILITIES AND PLAN EQUITY	$--	$--

See accompanying notes to financial statements

Global Employee Stock Purchase Plan of Clarus Corporation
Statements of Operations and Changes in Plan Equity
Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Participants’ contributions, net	$--	$--	$--

Contributions used for stock purchase	--	--	--
Net change in plan equity	--	--	--

Plan equity, beginning of year	--	--	--

Plan equity, end of year	$--	$--	$--

See accompanying notes to financial statements

Global Employee Stock Purchase Plan of Clarus Corporation
Notes to Financial Statements
December 31, 2006, 2005 and 2004

1. Description of the Global Plan

The following description of the Global Employee Stock Purchase Plan of Clarus Corporation (the “Global Plan”) provides general information only. Participants should refer to the Global Plan documents for more complete information.

The purpose of the Global Plan is to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the common stock of Clarus Corporation and its subsidiaries (the “Company”) at a discount. Generally, eligible employees, who elect to participate in the Plan are deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the price at the beginning of the six-month period or 85% of the price at the end of the six-month period. There were no participants in the Global Plan at December 31, 2006 or 2005.

The Global Plan allows a participant to withdraw all but not less than all payroll deductions credited to their account during a purchase period at any time prior to the applicable purchase date by giving written notice to the Company. The Global Plan was amended effective August 29, 2001 to require that a withdrawal must be made at least five business days prior to the purchase date. No other changes, including increasing or decreasing the amount of payroll deductions, may be made during the purchase period.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Global Plan. All employee payroll deductions withheld by the Company under the Global Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Company adopted the Global Plan in July 2000. A maximum of 250,000 shares of common stock may be purchased under the Global Plan. As of December 31, 2006 and 2005, no shares had been purchased under the Global Plan.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. Administrative Expenses of the Global Plan

The Company pays all administrative expenses of the Global Plan. The Company pays any brokerage fees for the purchase of shares on behalf of the Global Plan participants, but the participants pay brokerage fees for the resale of shares by participants.

5. Federal Income Tax

The Global Plan is not intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. The Global Plan is principally designed to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Company’s common stock

.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Global Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Employee Stock Purchase Plan of Clarus Corporation
Global Employee Stock Purchase Plan of Clarus Corporation

By:

/s/ PHILIP A. BARATELLI	Chief Financial Officer
Philip A. Baratelli

/s/ WARREN B. KANDERS	Chief Executive Officer
Warren B. Kanders

Dated: March 14, 2007

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm -Employee Stock Purchase Plan of Clarus Corporation

23.2	Consent of Independent Registered Public Accounting Firm - Global Employee Stock Purchase Plan of Clarus Corporation